Interim Condensed Consolidated Financial Statements
January 31, 2013

(Unaudited)

SAND Technology Inc.

Interim Condensed Consolidated Financial Statements
January 31, 2013

(Unaudited)

Notice of no auditor review of interim condensed consolidated financial statements

The accompanying unaudited interim condensed consolidated financial statements of SAND Technology Inc. as at and for the three months and six months ended January 31, 2013 have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim condensed consolidated financial statements.

SAND Technology Inc.
Condensed Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

		January 31,	July 31,
	Note	2013	2012
ASSETS
Current Assets
Cash		$213,245	$811,655
Trade and other receivables	8	1,646,606	476,833
Research and development tax credits receivable		502,514	502,514
Prepaid expenses		77,138	70,039
		2,439,503	1,861,041

Other receivables	7,9	67,785	975,285
Capital assets		330,929	376,352
		$2,838,217	$3,212,678

LIABILITIES
Current Liabilities
Trade and other payables	10	$870,667	$677,099
Deferred revenue		1,117,844	1,086,802
		1,988,511	1,763,901

Deferred revenue		319,554	266,114
Deferred lease inducements		123,860	130,000
Convertible debentures	12	890,535	834,368
Other financial liabilities		155,022	154,264
		3,477,482	3,148,647

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital		39,721,268	39,710,565
Contributed surplus		2,483,774	2,483,774
Deficit		(42,844,307)	(42,130,308)
		(639,265)	64,031
		$2,838,217	$3,212,678

The accompanying notes are an integral part of the condensed consolidated financial statements.

On behalf of the Board of Directors,

George Wicker, Director	P. Wayne Musselman, Director

SAND Technology Inc.
Condensed Consolidated Statements of Comprehensive Income
Three-month and six-month periods ended
(Expressed in Canadian Dollars, except for number of common shares)
(Unaudited)

		Three months ended		Six months ended
		January 31,	January 31,	January 31,	January 31,
	Note	2013	2012	2013	2012

Revenue		$551,072	$698,245	$1,129,295	$1,298,586
Cost of sales and product support		47,083	266,701	162,702	516,711
Gross profit		503,989	431,544	966,593	781,875

Operating expenses
Research and development costs, net	4	225,720	374,087	472,640	694,089
Selling, general and administrative		505,387	1,371,369	1,170,767	2,667,925
		731,107	1,745,456	1,643,407	3,362,014
Operating loss		(227,118)	(1,313,912)	(676,814)	(2,580,139)
Net finance expense	5	21,949	(1,424)	75,734	597,959
Loss from continuing operations		(249,067)	(1,312,488)	(752,548)	(3,178,098)
Gain on sale of discontinued operations	7	-	-	-	8,571,967
Earnings from discontinued operations net of tax	7	-	-	-	62,922
Net income (loss) before income taxes		(249,067)	(1,312,488)	(752,548)	5,456,791
Income tax recovery		-	-	38,549	-
Net income (loss) and comprehensive income (loss)		$(249,067)	$(1,312,488)	$(713,999)	$5,456,791

Basic income (loss) per share	14
From continuing operations		$(0.01)	$(0.07)	$(0.04)	$0.28

Diluted income (loss) per share	14
From discontinued operations		$(0.01)	$(0.07)	$(0.04)	$0.23

Basic weighted average number of common shares	14	20,565,748	19,358,636	19,893,609	19,302,129
Diluted weighted average number of of common shares	14	20,565,748	19,358,636	19,893,609	24,186,465

The accompanying notes are an integral part of the condensed consolidated financial statements.

SAND Technology Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
Six-month periods ended January 31, 2013, and 2012
(Expressed in Canadian Dollars, except for number of common shares)
(Unaudited)

		Share Capital
		Number of
		class "A"		Contributed		Shareholders'
	Note	common shares	Amount	surplus	Deficit	equity

Balance as at July 31, 2011		19,283,636	$39,706,665	$1,863,006	$(44,934,005)	$(3,364,334)

Net income and and total comprehensive income			-	-	5,456,791	5,456,791
Exercise of stock options	14	255,000	1,800			1,800
Share-based compensation			-	222,000	-	222,000
Balance as at January 31, 2012		19,538,636	$39,708,465	$2,085,006	$(39,477,214)	$2,316,257

Balance as at July 31, 2012		19,673,636	$39,710,565	$2,483,774	$(42,130,308)	$64,031
Net loss and and total comprehensive loss			-	-	(713,999)	(713,999)
Exercise of warrants	14	535,713	5,357			5,357
Exercise of stock options	14	534,668	5,346	-	-	5,346
Balance as at January 31, 2013		20,744,017	$39,721,268	$2,483,774	$(42,844,307)	$(639,265)

The accompanying notes are an integral part of the condensed consolidated financial statements.

SAND Technology Inc.
Consolidated Statements of Cash Flows
Six-month periods ended
(Expressed in Canadian Dollars)
Unaudited

		January 31,	January 31,
	Note	2013	2012
OPERATING ACTIVITIES
Net income (loss)		$(713,999)	$5,456,791
Adjustment for non-cash and other items
Gain on sale of discontinued operations	7	-	(8,571,967)
Depreciation of capital assets		27,280	32,287
Stock-based compensation		-	222,000
Write-down of fixed assets		18,142	-
Foreign exchange (gain) loss on items denominated in foreign currencies		3,811	(10,197)
Accretion of debt component of convertible debentures		56,167	55,000
Change in fair value of other financial liabilities		758	-
Interest expense on financial liabilities measured at amortized cost		11,925	93,577
Amortization of deferred lease inducement		(6,140)	(6,500)
Net change in working capital items	17	11,017	906,486
Cash flows from operating activities		(591,039)	(1,822,523)

INVESTING ACTIVITIES
Purchase of capital assets		-	(351,469)
Proceeds from sale of discontinued operations	7	-	4,401,533
Cash flows from investing activities		-	4,050,064

FINANCING ACTIVITIES
Financing interest paid		(11,925)	(56,077)
Exercise of stock options		5,346	1,800
Warrants exercised		5,357	-
Deferred lease inducements		-	143,000
Repayments of due to shareholders		-	(1,352,621)
Proceeds from bridge loan		-	962,500
Repayment of bridge loan		-	(1,000,000)
Cash flows from financing activities		(1,222)	(1,301,398)
Effect of exchange rate changes on cash		(6,149)	(3,816)
Net increase (decrease) in cash		(598,410)	922,327
Cash, beginning of the period		811,655	810,745
Cash, end of period		$213,245	$1,733,072

The accompanying notes are an integral part of the condensed consolidated financial statements.

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1 -	NATURE AND GENERAL BUSINESS DESCRIPTION

SAND Technology Inc. is the ultimate parent company. It is domiciled in Canada and is a federally incorporated company under the Canada Business Corporations Act. SAND Technology Inc. maintains its registered office at 4115 Sherbrooke St. West, Suite 500, Westmount, Quebec, Canada, and is a publicly-traded company listed on the Over-the-Counter (“OTC”) Bulletin Board in the United States under the symbol ‘SNDTF’. Its fiscal year end is July 31.

SAND Technology Inc. and its wholly-owned subsidiaries (collectively the “Company”) are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data.

2 -	GOING CONCERN

These interim condensed consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

With the exception of the year ended July 31, 2012, the Company has incurred operating losses in the past years and has accumulated a deficit of $ 42,844,307 as at January 31, 2013. The Company has also generated negative cash flows from operations. Historically, the Company financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Company’s control. These material uncertainties cast substantial doubt regarding the Company’s ability to continue as a going concern.

The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. These interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

3 -	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies disclosed in note 3 of the Company’s annual consolidated financial statements as at and for the year ended July 31, 2012.

These interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Accordingly, the interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all of the information required for full annual financial statements, and should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended July 31, 2012.

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

The unaudited interim condensed consolidated financial statements as at and for the three-month and six-month periods ended January 31, 2013 were approved and authorized for issue by the Board of Directors on March 26, 2013.

b)	Basis of Measurement

These condensed consolidated financial statements have been prepared on the historical cost basis except for financial liabilities defined under IFRS as liabilities measured at fair value through profit and loss (“FVTPL”) which are measured at fair value.

c)	Functional and presentation currency

The condensed consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

d)	Critical Accounting Estimates, Judgements and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses for the period. Estimates and underlying assumptions are based on historical experience and other assumptions that are considered reasonable in the circumstances and are reviewed on an on-going basis. Actual results may differ from such estimates and it is possible that the differences could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those applied in the annual IFRS consolidated financial statements for the year ended July 31, 2012.

4 -	RESEARCH AND DEVELOPMENT COSTS

Research and development costs presented in the consolidated statements of operations and comprehensive income have been determined as follows:

	Three months ended		Six months ended
	January 31,	January 31,	January 31,	January 31,
	2013	2012	2013	2012

Research and development costs	$225,720	$431,587	$472,640	$809,089
Government assistance
Investment tax credits	-	(57,500)	-	(115,000)
	$225,720	$374,087	$472,640	$694,089

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

5 –	NET FINANCE EXPENSE

	Three months ended		Six months ended
	January 31,	January 31,	January 31,	January 31,
	2013	2012	2013	2012

Accretion interest on convertitble debentures	$28,562	$27,500	$56,167	$55,000
Change in fair value of of other financial liabilities	458		758	-
Interest expense - due to shareholders	-	-	-	84,315
Other Interest	3,767	4,411	11,960	9,262
Net foreign exchange loss (gain)	(10,838)	(33,335)	6,849	449,382
Net finance expense	$21,949	$(1,424)	$75,734	$597,959

6 –	INFORMATION INCLUDED IN CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Depreciation expense of capital assets for the three-month periods ended January 31, 2013 and 2012 amounted to $7,865 and $16,573 respectively. Depreciation expense of capital assets for the six-month periods ended January 31, 2013 and 2012 amounted to $27,280 and $32,287 respectively.

7 –	DISCONTINUED OPERATIONS

On October 4, 2011, the Company completed the sale of its SAP Information Lifecycle Management (ILM) Product Line to a third party for a consideration of $8,439,200 (US$8,000,000). After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received ( proceeds of $7,443,530 (US$7,200,000) during the year ended July 31, 2012 of which, $4,401,533 (US$4,172,465) was received during the three month period ended October 31, 2011. The Company anticipates it will be able to meet all its obligations under the asset purchase agreement governing this transaction to collect the remaining amount due from the sale and an amount of $790,320 (US$800,000) was recorded in other receivables.

As a result of this transaction, the Company recorded a gain of $8,571,967 taking into account the full proceeds from the sale that are expected to be recovered (including the transfer of deferred revenues and other working capital elements of $350,650), reduced by a small amount of capital assets transferred and legal and personnel expenses incurred of $217,883. The Company did not have any income taxes to pay on this transaction as it had sufficient income tax loss carryforwards from prior years to offset the gain.

As a result of the sale of its SAP Information Lifecycle Management (ILM) Product Line, the Company has presented, for the three-month and six-month periods ended January 31, 2013 and 2012, the net earnings from this business segment separately in the consolidated statement of operations. The net earnings are comprised of the revenues derived from and the direct costs associated with the business segment, as follows:

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended		Six months ended
	January 31,	January 31,	January 31,	January 31,
	2013	2012	2013	2012

Revenue	$-	$-	$-	$237,383
Direct costs	-	-	-	174,461
Earnings before income taxes	-	-	-	62,922
Gain on sale of discontinued operations	-	-	-	8,571,967
Income taxes	-	-	-	-
Net earnings and cashflows generated	$-	$-	$-	$8,634,889

Basic earnings per share from discontinued operations	$-	$-	$-	$0.45
Diluted earnings per share from discontinued operations	$-	$-	$-	$0.36

Weighted average number of common shares
Basic	20,565,748	19,358,636	19,893,609	19,302,129
Diluted	20,565,748	19,358,636	19,893,609	24,186,465

8 –	TRADE AND OTHER RECEIVABLES

		January 31,	July 31,
	Note	2013	2012

Trade receivables		$856,286	$307,937
Sales tax receivable		-	168,896
Receivable from the sale of the SAP ILM product line	7	790,320	-
		$1,646,606	$476,833

Since most of the Company’s customers are relatively large companies in various industries and with a strong history of payment, the allowance for doubtful accounts was nil as at January 31, 2013 and 2012.

9 –	OTHER RECEIVABLES

		January 31,	July 31,
	Note	2013	2012

Long-term trade receivables		$67,785	$184,965
Receivable from the sale of the SAP ILM product line	7	-	790,320
		$67,785	$975,285

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

10–	TRADE AND OTHER PAYABLES

	January 31,	July 31,
	2013	2012

Trade payables and accrued liabilities	$726,226	$584,517
Salaries and commission payable	4,976	12,582
Sales tax payable	17,840	-
Payable to related parties	121,625	80,000
	$870,667	$677,099

11 –	BRIDGE LOAN

On September 7, 2011, the Company completed a bridge loan with a group of investors. The bridge loan consisted of a loan of $1,000,000 to the Company in exchange for a promissory note of $1,000,000 and 500,000 warrants. The promissory note had a maturity date of November 30, 2011 with an interest rate of 15%. The interest on the promissory note was prepaid from the proceeds of the loan. Each of the 500,000 warrants issued allowed the investors to purchase 1 common share at a price of $0.50 per warrant. The warrants expire on September 7, 2014. The bridge loan was repaid in its entirety at the maturity date of November 30, 2011.

12 -	CONVERTIBLE DEBENTURES

At January 31, 2013, the fair value of the secured convertible debentures was $890,535 (July 31, 2012 — $834,368). For the six months ended January 31, 2013, the net finance costs related to these secured convertible debentures were $56,925 (2012 — $55,000), which included changes in the fair value of the debt component of the convertible debentures of $56,167 (2012 — 55,000) and changes in the fair value of other financial liabilities of $758 (2012 — nil).

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

13 –	STOCK OPTIONS, WARRANTS AND SHARE AWARDS

a)	Stock Option Plans

The following table summarizes information about the Company’s stock options as of January 31, 2013:

	January 31, 2013		July 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		(US $)		(US $)
Options outstanding beginning of the period	2,134,083	0.01	3,473,583	0.11
Granted	-	-	567,500	0.01
Exercised	(534,668)	(0.01)	(390,000)	(0.01)
Expired	-	(0.01)	(1,090,000)	(0.01)
Forfeited	(1,254,415)	(0.01)	(427,000)	(0.84)
Options outstanding at the end of the period	345,000	0.01	2,134,083	0.01
Options exercisable at the end of the period	345,000	0.01	1,689,385	0.01

The following table summarizes significant ranges of exercise prices of outstanding and exercisable options held by employees, officers and directors as of January 31, 2013:

		January 31, 2013			January 31, 2013
		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	options	life (years)	price	options	life (years)	price
			(US $)			(US $)

U.S.$0.01	345,000	4.73	0.01	345,000	4.73	0.01

Share-based compensation expense included in selling, general and administrative expenses for the three-month periods ended January 31, 2013 and 2012 was nil and $178,000 respectively. Share-based compensation expense for the six-month periods ended January 31, 2013 and 2012 was nil and $222,000 respectively.

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

b)	Warrants

The following table summarizes information about the Company’s share warrants, which are all fully vested and outstanding:

		January 31, 2013				July 31, 2012
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	warrants	life (years)	price	warrants	life (years)	price
			(US$)			(US$)

Balance, beginning of the period	2,357,147	1.73	0.34	1,857,147	1.63	0.29
Granted	-	-	-	500,000	2.10	0.50
Exercised	(535,713)	-	0.01	-	-	-
Expired	(250,002)	-	0.01	-	-	-
Balance, end of the period	1,571,432	1.95	0.50	2,357,147	1.73	0.34

During the six-month period ended January 31, 2013, 535,713 warrants (2012 – nil) were exercised for a total consideration of $5,357 and 250,002 warrants expired.

14 –	EARNINGS PER SHARE

The following table shows the number of stock options, share awards, share warrants, shares issuable upon conversion of the convertible debentures and interest payable in kind for the periods presented:

	January 31,	July 31,
	2013	2012

Stock options	345,000	2,134,083
Warrants	1,571,432	2,357,147
Convertible debentures, principal	2,228,000	2,228,000
Convertible debentures, interest	846,640	757,520
	4,991,072	7,476,750

Basic
For the three-month and six-month periods ended January 31, 2013 and 2012, the calculation of basic earnings per share at January 31, 2013 was based on the net income (loss) attributable to common shareholders of the Company and a weighted average number of common shares outstanding.

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

The basic earnings per share for three-month and six-month periods ended January 31, 2013 and 2012 are as follows:

	Three months ended		Six months ended
	January 31,	January 31,	January 31,	January 31,
	2013	2012	2013	2012

Net income, (loss) for the year	$(249,067)	$(1,312,488)	$(713,399)	$5,456,791
Weighted average shares outstanding, basic	20,565,748	19,358,636	19,893,609	19,302,129
Basic earnings per share	$(0.01)	$(0.07)	$(0.04)	$0.28

Diluted
For the three-month and six-month periods ended January 31, 2013 and 2012, the calculation of diluted earnings per share was based on net income (loss) attributable to common shareholders and a weighted average number of common shares outstanding adjusted to reflect the effects of all options. For the three-month and six month periods ended January 31, 2013, 345,000 options, 1,571,432 warrants, 2,228,000 shares from the potential conversion of the principal of the convertible debentures and 846,640 shares from the potential conversion of the interests of convertible debentures that may potentially dilute earnings per share in the future were not considered in the computation since these instruments were anti-dilutive. The diluted weighted average number of common share is calculated as follows:

	Three months ended		Six months ended
	January 31,	January 31,	January 31,	January 31,
	2013	2012	2013	2012

Weighted average shares outstanding, basic	20,565,748	19,358,636	19,893,609	19,302,129
Options	-	-	-	690,430
Warrants	-	-	-	1,587,146
Convertible debentures, principal	-	-	-	2,005,200
Convertible debentures, interests	-	-	-	601,560
	20,565,748	19,358,636	19,893,609	24,186,465

For the three-month period ended January 31, 2012, 4,143,083 options, 357,147 warrants, 2,228,000 shares from the potential conversion of the principal of the convertible debentures and 668,400 shares from the potential conversion of the interests of convertible debentures that may potentially dilute earnings per share in the future were not considered in the computation since these instruments were anti-dilutive.

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

The diluted earnings per share for three-month periods ended January 31, 2013 and 2012 are as follows:

	Three months ended		Six months ended
	January 31,	January 31,	January 31,	January 31,
	2013	2012	2013	2012

Net income, (loss) for the year	$(249,067)	$(1,312,488)	$(713,399)	$5,456,791
Weighted average shares outstanding, diluted	20,565,748	19,358,636	19,893,609	24,186,465
Diluted earnings per share	$(0.01)	$(0.07)	$(0.04)	$0.23

15 –	SEGMENTED INFORMATION

For purposes of segmented information, the Company has identified one reportable business segment and four main geographic areas. The geographic areas of Canada, United States, Europe and Australia market the Company’s products and services. The accounting policies of the Company are consistently applied in the geographic areas of Canada, United States, Europe and Australia. Sales for each geographic area are based on the location of the third party customers. Sales from customers in areas other than Canada, United States, Europe and Australia are included in the geographic area where the sales invoice is initiated. All intercompany transactions between areas have been eliminated.

		United
	Canada	States	Europe	Australia	Total

Three months ended January 31, 2013
Revenue	$137,873	$78,710	$334,489	$-	$551,072
Current assets	1,857,065	41,593	499,286	41,559	2,439,503
Net capital assets	330,929	-	-	-	330,929

Three months ended January 31, 2012
Revenue (1)	152,016	71,543	415,343	59,343	698,245
Current assets	4,735,253	77,520	711,970	101,342	5,626,085
Net capital assets	236,828	4,075	28,633	1,007	270,543

Six months ended January 31, 2013
Revenue	$335,195	$138,495	$655,605	$-	$1,129,295
Current assets	1,857,065	41,593	499,286	41,559	2,439,503
Net capital assets	330,929	-	-	-	330,929

Six months ended January 31, 2012
Revenue (1)	330,412	186,649	722,182	59,343	1,298,586
Current assets	4,735,253	77,520	711,970	101,342	5,626,085
Net capital assets	236,828	4,075	28,633	1,007	270,543

(1)	Excluding revenues related to the discontinued operations.

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

16 -	RELATED PARTY TRANSACTIONS

Key Management Personnel

Related party transactions that the Company incurs include those with key management personnel along with other members of the board of directors. They control 14.2% of the voting shares of the Company.

Key management personnel compensation is comprised of the following for the three-month periods ended January 31, 2013 and 2012:

	Three months ended		Six months ended
	January 31,	January 31,	January 31,	January 31,
	2013	2012	2013	2012
Wages, salaries, bonus and other short-term benefits, including amounts paid through their holding companies	$19,500	$180,559	$41,625	$395,920
Share-based compensation	-	45,536	-	89,536
	$19,500	$226,095	$41,625	$485,456

During the six-month period ended January 31, 2012, payments in the amount of $1,352,621 were made to related parties in relation to amounts due to shareholders.

During the fourth quarter of fiscal year ended July 31, 2012, senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Chief Technology Officer left the Company. The board of directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

The transactions with related parties occurred in the normal course of business. All outstanding balances with these related parties are to be settled in cash within twelve months of the reporting date.

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
January 31, 2013 and 2012
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

17 –	CONSOLIDATED STATEMENT OF CASH FLOWS

The changes in working capital items for the three-month periods ended January 31, 2013 and 2012 are as follows:

	January 31,	July 31,
	2013	2012

Trade and other receivable	(1,180,322)	1,463,642
Research and development tax credits receivable	-	223,889
Prepaid expenses	(7,697)	(73,321)
Other receivables	912,689	-
Trade and other payables	194,834	(184,413)
Deferred revenue	91,513	(523,311)
	$11,017	$906,486

18 –	COMPARATIVE FIGURES

Certain comparative figures for 2012 have been reclassified to conform to the presentation adopted in 2013.